


05006985

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, March 17, 2005

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL


SEC MAIL
WASH, D.C.

Dear Sirs,

Please find enclosed copy of the notice of meeting for the Ordinary and Extraordinary General Meeting which will be held on April 21, 2005 upon first notice, and, falling quorum, on May 3, 2005.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.

VALEO

French *société anonyme* with a share capital of Euros 251,127,072
Registered office: 43, rue Bayen – 75017 Paris,
Paris Registry of Commerce 552 030 967

NOTICE MEETING

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting on Thursday, April 21, 2005 at 3:00 p.m. at the registered office 43, rue Bayen, 75017 Paris. Should a quorum be lacking, the meeting will be held on Tuesday, May 3, 2005 at 3:00 p.m. at Palais des congrès, Amphithéâtre Bordeaux, 2, place de la Porte-Maillot, 75017 Paris. The meeting will deliberate on the following agenda:

Agenda for the Annual Ordinary Meeting:

- Board of Directors' report on operations and financial statements (unconsolidated and consolidated) for fiscal year 2004;
- Chairman's report on the Board's work and on internal audit;
- Additional report on delegations granted by the Shareholders' Meeting;
- Special report on stock options;
- Statutory auditors' report;
- Statutory auditors' special report on agreements referred to in Articles L.225-38 et seq. of the French Commercial Code;
- Review and approval of the fiscal year 2004 unconsolidated financial statements;
- Review and approval of the fiscal year 2004 consolidated financial statements;
- Approval of the agreements referred to in Article L.225-38 of the French Commercial Code;
- Allocation of profits for the fiscal year and distribution of dividends;
- Transfer of the aggregate special reserve of long-term capital gains to another reserve;
- Authorization to the Board of Directors to repurchase the Company's shares;
- Ratification of the appointment of Mr. Pierre-Alain De Smedt as director to replace Mr. Noël Goutard.

Agenda for the Extraordinary Meeting:

- Delegation to the Board of Directors of authority to decide a capital increase, through issuance – with preferred subscription rights maintained – of shares and/or securities which have access to the capital of the Company;

- Delegation to the Board of Directors of authority to decide a capital increase, through issuance – without preferred subscription rights - of shares and/or securities which have access to the capital of the Company;

- Ability to issue shares without preferred subscription rights as payment for contributions in-kind related to capital securities or securities which have access to the capital of the Company;

- Delegation to the Board of Directors of authority to decide a capital increase by capitalizing premiums, reserves, profits or otherwise;

- Delegation to the Board of Directors of authority to increase the number of securities to be issued in case of capital increase with or without preferred subscription rights;

- Delegation to the Board of Directors to decide a capital increase, through the issuance of shares reserved for members of company savings plans without preferred subscription rights in favor of such members;

- Delegation to the Board of Directors of authority to grant stock options giving the right to purchase shares of the Company to staff or senior managers of the Company or of any of its direct or indirect affiliates;

- Delegation to the Board of Directors of authority to grant, for free, existing or future shares in favor of the group's employees or to certain employees;

- Authorization granted to the Board of Directors to reduce the share capital through a public share repurchase program;

- Authorization granted to the Board of Directors to reduce the share capital through cancellation of treasury shares;

- Amendment of Article 9 of the by-laws (Transfer) to conform them to certain provisions of the French Commercial Code resulting from Order No. 2004-604 dated June 24, 2004;

- Delegation of powers to carry out corporate formalities.

TEXT OF THE RESOLUTIONS

Annual Ordinary Meeting

First resolution *(Review and approval of the fiscal year 2004 unconsolidated financial statements)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' general report, approves the unconsolidated financial statements for the fiscal year ended December 31, 2004, as they were presented, and all the transactions that they reflect.

Second resolution *(Review and approval of the fiscal year 2004 consolidated financial statements)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the management report prepared by the Board of Directors and the statutory auditors' general report, approves the consolidated accounts for the fiscal year ended December 31, 2004 as they were presented, and all the transactions that they reflect.

Third resolution *(Approval of the agreements referred to in Article L. 225-38 of the French Commercial Code)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the statutory auditors' special report on the agreements referred to in Articles L. 225-38 *et seq.* of the French Commercial Code, approves the new agreements described therein and the continuation of previously approved agreements.

Fourth resolution *(Allocation of profits for the fiscal year and distribution of dividends)*

1°) The Shareholders' Meeting notes that the financial statements for the period ended December 31, 2004 and approved by this Shareholders' Meeting result in a net profit of 224,701,474 euros and a profit available for distribution of 1,415,969,791 euros, from which must be deducted the amount of withholding, included in the suspense account (*compte d'ordre*), the allocation for which is submitted today for approval by the Shareholders' Meeting.

2°) The Shareholders' Meeting decides to allocate the profit available for distribution as follows to:

- the adjustment of the equalization tax on movable property (*précompte mobilier*): € 83,215,944; this adjustment being due to corporate tax relief obtained in 2003 and 2004;

- a dividend to be paid to shareholders: € 92,079,926; this full amount is eligible for the 50% discount provided for under Article 93 of the Law No. 2003-1311 dated December 30, 2003 in favor of shareholders who are individuals residing in France; and

- allocation of the balance to retained earnings: € 1,240,673,921.

The dividend to be paid for fiscal year 2004 shall thus be 1.10 euro per share.

The dividend shall be payable beginning on May 16, 2005.

The dividend shall be paid to the shareholders either at the Company's corporate headquarters or at the teller window of any banks or financial institutions authorized to pay the dividend, upon proper identification of the shareholder, presentation of a certificate of deposit or registration for their shares.

In the event the Company owns some of its own shares when the dividend is paid, the profits relating to the dividend that will not be paid on these shares shall be transferred to retained earnings.

The Shareholders' Meeting notes that the amount of the dividend distributed, the tax credit and the total income per share over the past three fiscal years were as follows:

Fiscal Year	Number of shares paid	Dividend distributed (in euros)	Tax credit (in euros)(*)	Total income (in euros)
2001	82,068,856	0.70	0.35	1.05
2002	82,133,728	1.00	0.50	1.50
2003	81,245,024	1.05	0.52	1.57

(*) Assuming a tax credit of 50%.

Fifth resolution *(Transfer of the aggregate special reserve of long-term capital gains to another reserve)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, decides, pursuant to the provisions of Article 39 of the 2004 Amending Finance Law no. 2004-1485, to transfer the aggregate amounts to be included in the special reserve of long-term capital gains recorded in the regulated reserve items in the balance sheet for the fiscal year ended December 31, 2004, *i.e.* an amount of 67,873,555 euros, to the other reserves item. Correlatively, the Shareholders' Meeting decides to withdraw from this reserve the amount of 1,901,639 euros, corresponding to the 2.5% extraordinary tax provided for in the aforementioned Article 39. This figure includes the tax applicable to the portion of the legal reserve for which the allocation is considered to have the same tax benefits as the allocation to the special reserve for realized long-term capital gains.

Sixth resolution *(Authorization of the Board of Directors to repurchase the Company's shares)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the Board of Directors' report and the prospectus approved by the *Autorité des marchés financiers*, authorizes the Board of Directors (with the possibility to sub-delegate, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code) to buy back the Company's shares, with a view, in particular:

- to implement stock option purchase plans under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;

- to grant shares to employees in respect of their participation in the proceeds of the Company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code;

- to grant, for free, shares pursuant to the provisions of Articles L. 225-197-1 *et seq.* of the French Commercial Code;

- to deliver shares at the time of the exercise of rights attached to securities which have access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise;

- to cancel all or part of the securities so repurchased, subject to the adoption by the Extraordinary Shareholders' Meeting of the seventeenth resolution below and on the terms mentioned therein;

- to deliver shares (for exchange, payment or otherwise) as part of external growth; or

- to make them available under the liquidity agreement entered into with a provider of investment services, in particular in order to act in the context of market conditions.

The purchases of the Company's Shares shall be restricted in number as follows:

- the number of shares that the Company may buy during the duration of the stock repurchase program shall not exceed 10% of the Company's share capital (*i.e.*, for information only, 83,709,024 shares as of December 31, 2004).

- the number of shares that the Company can hold at any time shall not exceed 10% of the Company's share capital.

The overall amount allocated to the aforementioned authorized stock repurchase program shall not exceed 600 million euros.

The acquisition, sale or transfer of shares may be made at any time (including during a tender offer) and by any means, on the stock market or over-the-counter, including the acquisition or sale of blocks (without limiting the portion of the repurchase program to be carried out through such means) or the use of options or other financial instruments traded on a regulated market or over-the-counter or the delivery of shares further to the issuance of securities which have access to the Company's capital by conversion, exchange, redemption, exercise of a warrant or any other means.

The maximum purchase price of the shares under this resolution shall be 70 euros per share.

This authorization, given for an 18–month period starting today, deprives of any effect from the date hereof, the unused portion, if any, of any prior delegation granted to the Board of Directors to purchase the Company's shares.

The Shareholders' Meeting authorizes the Board of Directors, in the event of a change in the share's par value, an increase in the share capital by capitalizing reserves, the granting of bonus shares, a stock split or a reverse stock split, a distribution of reserves or any other assets, the depreciation of its capital, or undertaking any other transaction affecting shareholder equity, to adjust the aforementioned purchase price in order to take into account the effect of these transactions on the stock price.

The Shareholders' Meeting authorizes the Board of Directors, with the power to sub-delegate, as permitted by law, to decide and implement this authorization, to specify, if necessary, the terms thereof and to determine the terms and conditions, in order to complete the repurchase program and, in particular to place any stock exchange order, enter into any agreement with respect to the keeping of registers of stock purchases and sales, make any declarations to the *Autorité des marchés financiers* and any other authority which may replace it, carry out all formalities and, in general, do whatever is necessary.

Seventh resolution (*Ratification of the appointment of Mr. Pierre-Alain De Smedt as director to replace Mr. Noël Goutard*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, ratifies the Board of Directors' decision of March 7, 2005 to appoint Mr. Pierre-Alain De Smedt as a member of the Board of Directors, to replace Mr. Noël Goutard, resigning director, for the remaining term of office of his predecessor, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2006.

Extraordinary meeting

Eighth resolution *(Delegation to the Board of Directors of authority to decide a capital increase, through issuance – with preferred subscription rights maintained – of shares and/or securities which have access to the capital of the Company)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, and in accordance with the provisions of Articles L. 225-129 *et seq.* of the French Commercial Code, in particular Article L. 225-129-2 of the French Commercial Code:

1. Delegates to the Board of Directors its authority to decide a capital increase, on one or more occasions, in France or abroad, under any such proportion and at any such periods it may deem appropriate, either in euros, or in any other currency or monetary unit established by reference to several currencies, by issuing shares or other securities which have access to the Company's capital, issued for valuable or no consideration, governed by Articles L. 228-91 *et seq.* of the French Commercial Code; it being specified that the subscription of shares and other securities might be made either in cash, or by set-off with receivables, or in all or part by capitalizing reserves, profits and premiums, and that this delegation shall not include any issuance of preferred shares;

2. Delegates to the Board of Directors its authority to decide the issuance of securities which have access to the capital of companies in which the Company directly or indirectly owns more than half of the capital;

3. Decides to set the following limits on the size of a capital increase in case of the use by the Board of Directors of this delegation:

- the maximum nominal amount of capital increases which may occur immediately or in the future pursuant to this delegation is set at 76.22 million euros; it being specified that the global maximum nominal amount of the capital increases which may occur pursuant to this delegation and that granted pursuant to the ninth, tenth, eleventh, twelfth, thirteenth and fifteenth resolutions of this Meeting, is set at 180 million euros;

- the nominal value of the supplemental shares that may be issued in case of new financial transactions, if any, in order to preserve the rights of holders of securities which have access to the capital, shall be added to these ceilings;

- the global nominal amount of the issuances of debt securities which have access to the capital may not exceed 1.52 billion euros or the equivalent on the date of issuance of such amount in any other currency or any other monetary unit established by

reference to several currencies; it being specified (i) that such amount is independent from the amount of the bonds and other debt securities which might be issued in accordance with the sixth resolution adopted by the Shareholders' Meeting of June 10, 2002 and (ii) that the maximum nominal amount of debt securities likely to be issued pursuant to this resolution and the ninth and twelfth resolutions of this Meeting is set at 2 billion euros or the equivalent on the date hereof of this amount in any other currency or other monetary unit established by reference to several currencies.

4. Sets at twenty-six months, from the date hereof, the period of validity of the delegation of authority under this resolution;

5. In case of the use by the Board of Directors of this delegation:

- decides that the issuance(s) will be reserved by giving priority to shareholders who may subscribe as of right (*à titre irréductible*) in proportion to the number of shares that they will then hold;

- acknowledges that the Board of Directors has the power to institute a subscription right for the excess securities (*à titre réductible*) ;

- acknowledges the fact that this delegation of authority will automatically entail the express waiver by shareholders, in favor of holders of issued securities which have access to the capital of the Company, of their preferred subscription rights to shares to which such securities entitle them immediately or in the future;

- acknowledges that, if the subscriptions as of right (*à titre irréductible*) and the excess securities (*à titre réductible*), if any, have not absorbed the aggregate capital increase, the Board of Directors may use, as permitted by law and in such order as it may determine, one of the powers listed below:

  - limiting the capital increase to the amount of the subscriptions, provided that it reaches at least three-quarters of the approved increase;

  - freely allocating all or part of the shares or, in case of securities which have access to the capital, those securities the issuance of which have been approved but have not been subscribed;

  - offering to the public, by public issuance, all or part of the shares or, in case of securities which have access to the capital, those non-subscribed securities, either on the French market, and/or abroad, and/or on the international market;

- decides that the issuances of warrants *(bons de souscription d'actions)* of the Company may be carried out not only by subscription offer, but also by granting them for free to owners of former shares;

- decides that if unattached warrants are granted for free, the Board of Directors will have the power to decide that the rights to the grant of fractional shares *(rompus)* will not be tradable and that the corresponding securities will be sold;

6. Decides that the Board of Directors will have all powers, with the power to sub-delegate as permitted by the law, to implement this delegation of authority, in order, in particular, to:

- approve the capital increase and determine the category of securities to be issued;
- approve the amount of the capital increase, the issuance price and the amount of the premium that may be requested upon issuance, if any;
- determine the dates and terms of the capital increase, type, characteristics of the securities to be created; decide, furthermore, in case of bonds or other debt securities, whether they are subordinated or not (and their subordination rank, if necessary, in accordance with Article L. 228-97 of the French Commercial Code), set their interest rate (in particular fixed or variable interest rate or zero coupon or indexed), their term (fixed or indefinite) and other conditions of issuance (including whether they are granted guarantees or liens) and amortization (including reimbursement by delivery of assets of the Company); if necessary, such securities may take the form of complex bonds within the meaning determined by the stock exchange authorities (for example, due to their redemption or payment terms or other rights such as indexation, option rights); modify, for the duration of the securities concerned, the conditions referred to above, in compliance with the applicable formalities;
- determine the method of payment of the shares or securities which have access to the capital to be issued immediately or in the future;
- set, if necessary, the terms of the exercise of the rights attached to the shares or securities which have access to the capital to be issued and, in particular, set the date, even if retroactive, from which the new shares will bear interest, determine the conditions of the exercise of the rights for conversion, exchange, redemption, if any, including by delivery of the assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions to carry out the capital increase;
- set the terms and conditions under which the Company will have the right to purchase or exchange on the stock exchange, at any time or during fixed periods, securities issued or to be issued immediately or in the future, in order to cancel them or not, in accordance with the law;
- provide an option to suspend the exercise of rights attached to such securities as permitted by laws and regulations (currently permitted, for a maximum of three months);
- at its sole discretion, allocate the costs of the capital increase to its corresponding amount of share premiums and deduct from such amount the amounts required to increase the amount of the legal reserve to one-tenth of the new capital after each capital increase;
- set and make any adjustments aimed at taking into account the impact of transactions on the Company's capital, in particular in case of the modification of the par value of the share, capital increase by capitalizing reserves, granting of free shares, stock split or reverse stock split, distribution of reserves or of any other assets, amortization of capital, or any other transaction relating to shareholders' equity, and to set the terms and conditions to ensure that the protection of the rights of holders of securities which have access to the share capital in the future will be ensured;
- acknowledge the completion of each capital increase and modify the by-laws accordingly;

- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and carry out all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto;

7. Decides, in accordance with the provisions of the Order no. 2004-604 of June 24, 2004, to terminate the delegation granted to the Board of Directors by the fourteenth resolution of the Ordinary and Extraordinary Shareholders' Meeting of April 5, 2004, in order to increase the share capital through the issuance, with preferred subscription rights maintained, of shares and/or securities which have access, immediately or in the future, to shares of the Company.

8. Acknowledges that, in the event that the Board of Directors uses the delegation of capacity granted to it under this resolution, the Board of Directors shall report to the next ordinary Shareholders' Meeting, in accordance with the laws and regulations, the use made of the authorizations granted in this resolution.

Ninth resolution *(Delegation to the Board of Directors of authority to decide a capital increase through the issuance – without preferred subscription rights – of shares and/or securities which have access to the capital of the Company)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for Extraordinary Meetings, and having considered the Board of Directors' report and statutory auditors' special report, in accordance with Articles L. 225-129 *et seq.* of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-135 and L. 225-148 of said Code:

1. Delegates to the Board of Directors its authority to decide a capital increase, on one or more occasions, under any such proportion and at any such periods it may deem appropriate, subject to the provisions of Article L. 225-129-3 of the French Commercial Code, in France or abroad, through a public offer, either in euros, or in any other currency or monetary unit established by reference to several currencies, by issuing shares or securities which have access to the capital of the Company, issued for valuable or no consideration, governed by Articles L. 228-91 *et seq.* of the French Commercial Code; it being specified that the subscription of shares and other securities might be made either in cash, or by way of set-off with receivables, or, in all or part, by capitalizing reserves, profits and premiums, or in-kind and that this delegation shall not include any issuance of preferred shares. Such securities might, in particular, be issued to remunerate securities that will be contributed to the Company, in the context of an exchange public tender offer carried out in France or abroad according to local rules (for example in the context of an Anglo-Saxon "*reverse merger*") on securities complying with the conditions set by Article L. 225-148 of the French Commercial Code;

2. Delegates to the Board of Directors its authority to decide the issuance of shares or securities which have access to the capital of the Company to be issued following the issuance, by companies in which the Company directly or indirectly holds more than half of the share capital, of securities which have access to the capital of the Company;

This decision automatically entails the waiver by the shareholders of the Company of their preferred subscription rights to shares or securities which have access to the capital of the Company to which such securities entitle, in favor of holders of securities likely to be issued by companies in which the Company directly or indirectly holds more than half of the capital.

3. Delegates to the Board of Directors its authority to decide the issuance of securities which have access to the capital of companies in which the Company directly or indirectly holds more than half of the capital;

4. Decides to set the following limits on the size of authorized capital increases in case of the use of this delegation by the Board of Directors:

- the maximum nominal amount of capital increases which may occur immediately or in the future pursuant to this delegation is set at 76.22 million euros; it being specified that this amount will be deducted from the amount of the global ceiling provided for in paragraph 3 of the eighth resolution of this Meeting;

- the nominal value of the supplemental shares that may be issued in case of new financial transactions, if any, in order to preserve the rights of holders of securities which have access to the capital, shall be added to these ceilings;

- the global nominal amount of debt securities issued and giving access to the Company's capital might not exceed 1.52 billion euros or the equivalent on the date of issuance of such amount in any other currency or any other monetary unit established by reference to several currencies; it being specified (i) that such amount is independent from the amount of the bonds and other debt securities which might be issued in accordance with the sixth resolution of the Shareholders' Meeting of June 10, 2002 and (ii) that the maximum nominal amount of debt securities likely to be issued pursuant to this resolution and the eighth and twelfth resolutions of this Meeting is set at 2 billion euros, or its equivalent on the date hereof, in any other currency or other monetary unit established by reference to several currencies.

5. Sets at twenty-six months, from the date hereof, the period of validity of the delegation of authority under this resolution;

6. Decides to waive the shareholders' preferred subscription rights to the securities which are the subject of this resolution, but grants to the Board of Directors, in accordance with Article L. 225-135, 2nd paragraph of the French Commercial Code, the power to give shareholders, for as long as and according to such terms as it may determine in accordance with applicable laws and regulations and, for all or part of any completed issuance, a priority subscription period that may not give rise to the creation of tradable rights and that must be exercised in proportion to the number of shares owned by each shareholder and could be supplemented by a subscription for excess securities (*à titre réductible*); it being specified that the non-subscribed securities will thus be publicly offered in France and/or abroad and/or on the international market;

7. Acknowledges that if the subscriptions, including those of the shareholders, if any, have not absorbed the entire issuance, the Board of Directors might limit the transaction to the subscriptions received, provided that the amount of the subscriptions be at least equal to three-quarters of the approved issuance;

8. Acknowledges that this delegation automatically entails the express waiver by shareholders, in favor of holders of issued securities which have access to the capital of the Company, of their preferred subscription rights to the shares to which the issued securities entitle them;

9. Acknowledges that, in accordance with Article L. 225-136 1° 1st paragraph of the French Commercial Code:

- the issuance price for shares directly issued will be at least equal to the minimum provided for by regulations applicable on the day of the issuance (currently the minimum is the weighted average of the market prices for the last three trading days on Eurolist by Euronext prior to the determination of the subscription price of the capital increase less 5%), after adjustment, if necessary, of this average in case of difference between the exercise dates;

- the issuance price of securities which have access to the capital of the Company will be such that the amount received immediately by the Company, plus any amount to be received subsequently by the Company will, for each share issued as a result of the issuance of such securities, be at least equal to the minimum subscription price defined in the previous paragraph;

- the conversion, redemption or transformation into shares of each security which has access to the capital of the Company, will be converted, given the par value of the bond or of said security, into a number of shares equal to the amount received by the Company, for each share, will be at least equal to the minimum subscription price defined in the first subparagraph of this paragraph 9;

10. Decided that the Board of Directors will have all powers, with power to sub-delegate as permitted by law, to implement this delegation of its authority in order, in particular, to:

- decide the capital increase and determine the securities to be issued;

- decide the amount of the capital increase, the issuance price and the amount of the premium that might be requested upon issuance, if any;

- determine the issuance dates and terms of the capital increase, the type and characteristics of the securities to be created; decide, furthermore, in case of bonds or other debt securities, whether they shall be subordinated or not (and their subordination rank, if necessary, in accordance with Article L. 228-97 of the French Commercial Code), set their interest rate (in particular fixed or variable interest rate or zero coupon or indexed), their term (fixed or indefinite) and other conditions of an issuance (including whether they are granted guarantees or liens) and amortization (including reimbursement by delivery of assets of the Company); if necessary, such securities may take the form of complex bonds within the meaning determined by the stock exchange authorities (for example, due to their redemption or payment terms or other rights such as indexation, option rights); modify, for the duration of the securities concerned, the conditions referred to above, in compliance with applicable formalities;

- determine the method of payment of the shares or other securities which have access to the capital to be issued immediately or in the future;

- set, if necessary, the terms of the exercise of the rights attached to the shares or securities which have access to the capital to be issued and, in particular, set the date, even if retroactive, from which the new shares will bear interest, determine the conditions of the exercise of the rights for conversion, exchange, redemption, if any,

including by remitting the assets of the Company such securities already issued by the Company, as well as any other terms and conditions to carry out the capital increase;

- set the terms and conditions under which the Company will have the right to purchase or exchange securities issued or to be issued immediately or in the future on the stock exchange, at any time or during fixed periods, in order to cancel them or not, in accordance with the law;

- provide a right to suspend the exercise of rights attached to the issued securities as permitted by laws and regulations (currently permitted for a maximum of three months);

- in case of an issuance of securities in the context of a public exchange offer (*offre publique d'échange* (OPE)), draw up a list of securities to be contributed on the exchange, set the conditions for the issuance, the exchange ratio as well as the amount of the equalization payment in cash (*soulte*), if any, and determine the terms and conditions of an issuance for an OPE, an alternative purchase or exchange offer, a single offer to buy or trade securities in consideration for a payment in securities or cash, a principal public tender offer (*offre publique d'achat* (OPA)) or public exchange offer accompanied by a subsidiary public exchange offer or a public tender offer, or any other form of public offer complying with the law and regulations applicable to such a public offer;

- at its sole discretion, allocate the costs of the share capital increase to the corresponding amount of premiums and deduct from such amount the amounts required to increase the amount of the legal reserve to one-tenth of the new share capital after each capital increase;

- set and make any adjustments aimed at taking into account the impact of transactions on the Company's share capital, in particular in case of the modification of the par value of the share, share capital increase by capitalizing reserves, granting of free shares, stock split or reverse stock split, distribution of reserves or of any other assets, amortization of share capital, or any other transaction relating to shareholders' equity, and to set the terms and conditions to ensure the protection of the rights of holders of securities which have access to the share capital;

- acknowledge the completion of each capital increase and modify the by-laws accordingly;

- generally, enter into any agreement, in particular to make sure the contemplated issuances will be successful, take all measures and carry out all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto;

11. Decides, in accordance with the provisions of the Order no. 2004-604 of June 24, 2004, to terminate the delegation granted to the board of directors by the fifteenth resolution of the Ordinary and Extraordinary Shareholders' Meeting of April 5, 2004, in order to carry out the capital increase through the issuance, without preferred subscription rights, of shares and/or securities which have access, immediately or in the future, to shares of the Company;

12. Acknowledges that, in the event that the Board of Directors uses the delegation of capacity granted to it under this resolution, the Board of Directors shall report to the next Ordinary Shareholders' Meeting, as permitted by laws and regulations, the use made of the authorizations granted in this resolution.

Tenth resolution *(Ability to issue shares without preferred subscription rights as payment for contributions in-kind relating to capital securities or securities which have access to the capital of the Company)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the Board of Directors' report and the statutory auditors' special report, and in accordance with the provisions of Articles L. 225-129 *et seq.* of the French Commercial Code, and in particular and L. 225-147, 6th paragraph of said Code, gives, up to 10% of the share capital as adjusted in case of transactions affecting it after this Shareholders' Meeting, (the Company's share capital being, for information only, 83,709,024 shares as of December 31, 2004), all powers to the Board of Directors, with the power to sub-delegate as permitted by law, to pay for contributions in-kind granted to the Company and which consist of capital securities or securities which have access to the capital of the company, and when the provisions of Article L. 225-148 of the French Commercial Code do not apply, to determine the list of securities contributed to the exchange, to set the conditions of issuance, the exchange ratio and the amount of the equalization payment in cash (*soulte*) to be paid, if any, and to determine the terms and conditions of the issuance.

Eleventh resolution *(Delegation to the Board of Directors of authority to decide the capital increase by capitalizing premiums, reserves, profits or others)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary meetings, and having considered the Board of Directors' report and in accordance with the provisions of Article L. 225-130 of the French Commercial Code:

1. Delegates to the Board of Directors its authority to decide the capital increase, on one or more occasions, under any such proportion and at any such periods it may deem appropriate, by capitalization of premiums, reserves, profits or other means, provided that such capitalization is allowed by the law and under the by-laws, taking the form of the granting of free shares or the increase in the par value of the existing shares or by jointly using both methods. The maximum nominal amount of the capital increases likely to be carried out in this respect may not exceed 76.22 million euros; it being specified that this amount will be deducted the amount of the global ceiling provided for in paragraph 3 of the eighth resolution of this Meeting;

2. Sets at twenty-six months, from the date hereof, the period of validity of the issuance delegation included in this delegation;

3. In case of the use by the Board of Directors of this delegation authority, delegates to it all powers, including the power to sub-delegate as permitted by law, to implement this delegation, in order, in particular, to:

- set the amount and nature of the sums to be incorporated into the share capital, set the number of new shares to be issued and/or the increase in the par value of the existing shares forming the share capital, determine the date, even if retroactive, from which the new shares will be exercisable or on which the increase in the par value will be effective;

- decide, in case of distributions of free shares:
    - that the fractional rights *(rompus)* might not be traded and that the corresponding shares will be sold; the amounts from the sale will be allocated to the holders of the rights, under the conditions provided for by the laws and regulations (currently no later than thirty days after the date of registration of all the granted shares on the Company's book);
    - that shares granted on the basis of the existing shares with double voting rights will benefit from such right upon issuance;
    - to make any adjustments taking into account the impact of the transactions on the capital of the Company, particularly in the case of a modification of the par value of the shares, a capital increase by capitalizing reserves, the grant of bonus shares, a share split or a reverse stock split, the distribution of reserves or any other assets, the depreciation of its capital, or undertaking any other transaction affecting shareholder equity, and to set the terms and conditions under which the protection of the rights of holders of securities which have access to the capital of the company will be ensured;
    - to acknowledge the completion of each capital increase and to amend the by-laws accordingly;
    - generally, to enter into any agreement, take all measures and complete all formalities useful for the issuance, listing and servicing of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto;

4. Decides, in accordance with the provisions of the Order no. 2004-604 of June 24, 2004, to terminate the delegation granted by the Board of Directors by the sixteenth resolution of the Ordinary and Extraordinary Shareholders' Meeting of April 5, 2004, to increase the share capital by capitalizing premiums, reserves, profits or other.

Twelfth resolution *(Delegation to the Board of Directors of authority to increase the number of securities to be issued in case of a capital increase with or without preferred subscription rights)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of extraordinary meetings, in accordance with the provisions of Article L. 225-135-1 of the French Commercial Code:

1. Delegates to the Board of Directors its authority to decide an increase in the number of securities to be issued in case of a capital increase of the Company with or without preferred subscription rights, at the same price as the price retained for the initial issuance, within the time constraints and limits provided for by the applicable regulations on the day of the issuance (currently such restrictions require it be done, within thirty days of the closing of the subscription period and in an amount up to 15% of the initial issuance);

2. Decides that the par value of the capital increases decided under this resolution will be deducted from the amount of the global ceiling provided for in paragraph 3 of the eighth resolution of this Meeting.

3. Decides that the global nominal amount of an issuance of debt securities which have access to the capital may not exceed 1.52 billion euros or its equivalent on the date of

issuance of this amount in any other currency or any other monetary unit established by reference to several currencies; it being specified that (i) this amount is independent from the amount of the bonds and other debt securities likely to be issued in accordance with the sixth resolution adopted by the Shareholders' Meeting of June 10, 2002 and (ii) that the maximum nominal amount of debt securities likely to be issued pursuant to this resolution and the eighth and ninth resolutions of this Meeting is set at 2 billion euros or the equivalent on the date hereof of this amount in any other currency or any other monetary unit established by reference to several currencies.

This authorization is granted for a twenty-six-month period from the date hereof.

Thirteenth resolution *(Delegation to the Board of Directors of authority to decide the capital increase through issuance of shares reserved for members of a company savings plan without preferred subscription rights in favor of the latter)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meetings, and having considered the Board of Directors' report and the statutory auditors' special report, in accordance with the provisions of Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code, on the one hand, and those of Articles L. 443-1 *et seq.* of the French Labor Code, on the other hand:

1. Delegates to the board of directors its authority to decide the capital increase, on one or more occasions, for a maximum nominal amount of 2.1 million euros, by issuance of shares or securities which have access to the capital reserved for members of one or more company savings plan (or any other plan the members of which Article L. 443-5 of the French Labor Code will be able to reserve a portion of the capital increase under equivalent conditions) that will be set up within the Valeo group, composed of the Company and corporations, either French or foreign, falling within the scope of consolidation or combination of the financial statements of the Company in accordance with Article L. 444-3 of the French Labor Code; it being specified that the maximum nominal amount of the capital increases likely to be carried out immediately or in the future pursuant to this delegation will be deducted from the amount of the global ceiling provided for in paragraph 3 of the eighth resolution of this Meeting;

2. Sets at twenty-six months, from the date hereof, the period of validity of the issuance delegation which is the subject of this delegation;

3. Decides that the issuance price for the shares or securities which have access to the capital will be determined under the conditions provided for in Article L. 443-5 of the French Labor Code and will be equal to 80% of the Reference Price (as this expression is defined below) or at 70% of the Reference Price if the freezing period provided for by the plan in accordance with Article L. 443-6 of the French Labor Code is greater or equal to ten years; however, the Shareholders' Meeting expressly authorizes the Board of Directors, should it deem it appropriate, to reduce or suppress the aforementioned discounts, in accordance with the applicable laws and regulations, in order to take into account, *inter alia*, the legal, accounting, tax and corporate regimes applicable locally; for the purposes of this paragraph, the Reference Price shall mean the average of the shares' trading prices of the Company on Eurolist by Euronext during the twenty trading days prior to the day on which is set the date of opening of the subscription period for the members of a company savings plan;

4. Authorizes the Board of Directors to grant, for free, to the above-mentioned beneficiaries, in addition to shares or securities which have access to the capital of the company to be issued in cash, shares or securities issued or to be issued, as substitution for all or part of the

discount in value compared to the Reference Price and/or the allocation (*abondement*); it being understood that the benefit may not exceed the legal or regulatory limits in accordance with Articles L. 443-5 and L. 443-7 of the French Labor Code.

5. Decides to waive, in favor of the above-mentioned beneficiaries, the shareholders' preferred subscription rights to securities which are the subject of this authorization, said shareholders further waiving all rights to free shares or securities which have access to the capital that will be issued pursuant to this resolution;

6. Decides that the Board of Directors will have all powers to implement this delegation, including power to sub-delegate as permitted by law, within the limits and under the conditions specified above in order to, in particular:

- set, in accordance with certain legal conditions, the list of companies whose employees, early retirees or retirees might subscribe to the shares or securities granting access to the capital so issued and benefit from free shares or securities which have access to the capital, if any;

- decide that the subscriptions will be made directly or through a company mutual fund (*fonds commun de placement d'entreprise*) or other structures or entities as permitted by applicable laws and regulations;

- determine the conditions, in particular those relating to seniority, which should be fulfilled by the beneficiaries of capital increases;

- set the dates of the opening and closing of the subscription periods;

- set the amounts of the issuances under this authorization and determine, in particular, the issuance prices, dates, time-periods, terms and conditions of subscription, payment, delivery and exercise of the securities (even retroactive) as well as the other terms and conditions of the issuances, in accordance with the law ;

- when granting free shares or other securities which have access to the capital of the company, set the number of shares or other securities which have access to the capital to be issued, the number to be granted to each beneficiary, and determine the dates, time-periods, terms and conditions of granting such shares or other securities which have access to the share capital in accordance with applicable laws and regulations and, in particular, choose either to fully or partly substitute the granting of such shares or securities which have access to the capital for the maximum discount in value compared to the Reference Price provided for above, or to allocate the counter-value of such shares or securities to the total amount of the allocation (*abondement*), or to combine both possibilities;

- acknowledge the completion of share capital increases in an amount up to the shares that will be subscribed (after possible reduction in case of over-subscription);

- if necessary, allocate the costs of capital increases to the amount of premiums related thereto and deduct from this amount the sums necessary so that the legal reserve amounts to one-tenth of the new capital resulting from such capital increases;

- enter into any agreements, carry out directly or indirectly through an agent all transactions and conditions, including any formalities resulting from capital increases and any subsequent amendments to the by-laws;
- generally, enter into any agreement, in particular to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities necessary for the issuance, listing and servicing of the securities issued pursuant to this delegation and the exercise of rights attached thereto or subsequent to completed capital increases;

7. Decides that this authorization deprives of effect from the date hereof the unused portion, if any, of any prior delegation granted to the Board of Directors to increase the share capital of the Company through the issuance of shares or securities which have access to the capital of the company reserved for members of a company savings plan, without preferred subscription rights in favor of the latter.

Fourteenth resolution *(Delegation to the Board of Directors of its authority to grant stock options giving the right to purchase shares of the Company to staff or senior managers of the Company or of its directly or indirectly held affiliates)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the Board of Directors' report and the statutory auditors' special report:

1. Authorizes the Board of Directors, pursuant to the provisions of Articles L. 225-177 through L. 225-185 of the French Commercial Code, to grant, on one or more occasions, in favor of the staff members it may choose among the employees and the corporate officers of the Company and companies or groupings linked to it under the conditions referred to in Article L. 225-180 of said Code, options giving the right to purchase shares of the Company from repurchases made by the Company under the conditions provided for by law;

2. Decides that stock options granted pursuant to this authorization are not entitled to a total number of shares greater than 4,500,000 shares on the day of the Board of Directors' decision;

3. Decides that the price to be paid at the time of the exercise of the stock options will be set by the Board of Directors on the day the options are granted and that this price may not be lower than either (i) 100 % of the average of the first market prices of the share of the Company on Eurolist by Euronext during the twenty trading days prior to the day the options to subscribe were granted, or (ii) 100 % of the average purchase price for the shares held by the Company under Articles L. 225-208 and L. 225-209 of the French Commercial Code. If the Company carries out any of the transactions provided for in Article L. 225-181 of the French Commercial Code or Article 174-9A of the Decree no. 67-236 of March 23, 1967 (as modified by the Decree no. 2005-112 of February 10, 2005), the Board of Directors will take, under the conditions provided for by the then applicable regulations, the measures necessary to protect the beneficiaries' interests, including, if necessary, by adjusting the number of shares that may be obtained from the exercise of options granted to the beneficiaries to take the effect of this transaction into account; it being noted that the price of the options might not be modified to take into account a decrease in the price of the share;

4. Consequently, the Shareholders' Meeting grants all powers to the Board of Directors to implement this authorization and in particular to:

- determine the list of the beneficiaries of options and the number of options allocated to each of them;

- set the terms and conditions of the options, and in particular:

  - the period of validity of the options; it being understood that the options should be exercised within a maximum of eight years;

  - the date(s) or period(s) of exercise of the options; it being understood that the Board of Directors may (a) anticipate the dates or periods of the exercise of the options, (b) maintain the exercisable nature of the options, or (c) modify the dates or periods during which the shares obtained by exercising options may be sold or put in bearer form;

  - permitted provisions prohibiting the immediate resale of all or part of the shares, without imposing to keep the securities exceeding three months from exercising of the option;

- if necessary, limit, suspend, restrict or prohibit the exercise of options or the sale or conversion into bearer form of the shares obtained by exercising the options, during certain periods or during certain events, and its decision may relate to all or part of the options or shares or concern all or part of the beneficiaries;

5. Decides that this authorization deprives of effect from the date hereof, up to the portion not used yet, if any, any prior delegation to the Board of Directors to grant stock options, but only as concerns the grant of options to purchase shares. It is granted for a thirty-eight-month period from the date hereof.

Fifteenth resolution *(Delegation to the Board of Directors of its authority to grant, for free, existing or future shares in favor of the group's employees or to certain employees)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the Board of Directors' report and the statutory auditors' special report:

1. Authorizes the Board of Directors, pursuant to the provisions of Articles L. 225-197-1 *et seq.* of the French Commercial, to grant, for free, on one or more occasions, existing or future shares (excluding preferred shares), in favor of such beneficiaries as it may determine among the staff of the Company or companies or groupings related to it under the conditions provided for in Article L. 225-197-2 of said Code and the corporate officers referred to in Article L. 225-197-1, II, under the conditions defined below;

2. Decides that the existing or future shares to be granted pursuant to this authorization may not represent more than 10% of the share capital on the day the decision of the Board of Directors is made; it being specified that the maximum nominal amount of capital increases likely to be carried out immediately or in the future pursuant to this delegation will be deducted from the amount of the global ceiling provided for in paragraph 3 of the eighth resolution of this Meeting;

3. Decides that the granting of such shares will be final at the end of an acquisition period of at least two years and that the beneficiaries shall keep such shares for at least two years from the final granting of such shares;

4. Grants all powers to the Board of Directors to implement this authorization and in particular to:

- determine the identity of the beneficiaries of the shares among the staff members of the Company or the aforementioned companies or groupings;
- set the conditions and the criteria for granting shares, if any;
- in the case of the issuance of new actions, deduct, as necessary, from retained profits or share premiums, the sums necessary to pay up such shares.

5. Acknowledges the fact that, in the event that the Board of Directors uses this authorization, it shall inform the Ordinary Shareholders' Meeting each year of the transactions carried out pursuant to the provisions of Articles L. 225-197-1 through L. 225-197-3 of the French Commercial Code, under the conditions provided for by Article L. 225-197-4 of said Code;

6. Decides that this authorization is granted for a twenty-six-month period from date hereof.

Sixteenth resolution *(Authorization granted to the Board of Directors to reduce the share capital through a share repurchase program)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary meetings, and having considered the report prepared by the Board of Directors and the statutory auditors' special report, authorizes the Board of Directors to reduce the Company's share capital to a maximum nominal amount of 18,750,000 euros, through the purchase, for their cancellation, of a maximum number of 6,250,400 shares with a par value of 3 euros.

These purchases shall be made in the context of a share repurchase program carried out in accordance with applicable laws.

The stock purchase price shall be 40 euros per share ex-dividend for the fiscal year 2004.

The repurchased shares will be cancelled in accordance with the laws and regulations in force and will not be entitled to dividends or interim dividends paid subsequent to their acquisition by the Company.

The Shareholders' Meeting grants all powers to the Board of Directors to:

- carry out the capital reduction authorized under this resolution;
- in case of the opposition of creditors, take all appropriate measures, issue all securities or perform any court decision ordering the issuance of guarantees or the repayment of receivables;
- set the final amount of the capital reduction given the results of the share repurchase program, reduce the capital by the number of repurchased shares, in accordance with

the provisions of Article 183 of the Decree of March 23, 1967 concerning commercial companies;

- amend the by-laws accordingly;

- allocate the difference between the share repurchase value acquired in the context of the share repurchase program and the par value of the cancelled shares, to the item "Issuance, merger and contribution premiums";

- and generally, take all necessary actions and measures and carry out all formalities required to implement this authorization.

This authorization is valid until December 31, 2005.

Seventeenth resolution *(Authorization granted to the Board of Directors to reduce the share capital through the cancellation of treasury shares)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of extraordinary meetings, and having considered the Board of Directors' report and the statutory auditors' special report, authorizes the Board of Directors to reduce the share capital, on one or more occasions, in such proportions and during such time-periods it may approve, by cancellation of any such quantity of treasury shares it may approve within the limits authorized by law, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, for a twenty-four-month period, shall be 10% of the shares forming the capital of the Company; it being noted that this limit will apply to an amount of capital of the Company as adjusted, if necessary, as a function of the transactions affecting it after this Shareholders' Meeting (the share capital of the Company being, for information only, 83,709,024 shares as of December 31, 2004).

This authorization deprives of effect, from the date hereof, the unused portion of any prior delegation to the Board of Directors to reduce the share capital by cancellation of treasury shares. It is granted for a twenty-six-month period from the date hereof.

The Shareholders' Meeting grants all powers to the Board of Directors, with the power to sub-delegate, to carry out the transaction(s) of cancellation and reduction of capital that may be carried out pursuant to this authorization, to amend the by-laws accordingly and to carry out all formalities.

Eighteenth resolution *(Amendment to Article 9 of the by-laws (Transfer) to adjust them to some provisions of the French Commercial Code resulting from the Order no 2004-604 of June 24, 2004)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meeting, and having considering the Board of Directors' report:

1. Decides to amend the second paragraph of the second point of Article 9 of the by-laws as follows:

Previous wording:

> With respect to registered securities, giving access to capital immediately or in the future, the intermediary recorded under the terms provided for by the French

Commercial Code must reveal the identity of the owners of such securities upon the request by the Company or its agent, which may be made at any time. Failure of the holders of the securities or their intermediaries to comply with their obligation to communicate the information mentioned above may, subject to any relevant legal constraints, cause the suspension or withdrawal of the right to vote and any right to dividend payments related to the shares.

New wording:

With respect to registered securities, giving access to capital immediately or in the future, the intermediary recorded under the terms provided for by the French Commercial Code must reveal the identity of the owners of such securities, as well as the number of shares held by each of them, upon the request by the Company or its agent, which may be made at any time. Failure of the holders of the securities or their intermediaries to comply with their obligation to communicate the information mentioned above may, subject to any relevant legal constraints, cause the suspension or withdrawal of the right to vote and any right to dividend payments related to the shares.

2. Decides to amend the second paragraph of the third point of Article 9 of the by-laws as follows:

Old wording:

"The intermediary recorded as holder of shares in accordance with the third paragraph of Article L.228-1 of the French Commercial Code has the obligation to provide the reports required by this Article for all the shares held for its account, without prejudice to the obligations of the owners of the shares."

New wording:

"The intermediary recorded as holder of shares in accordance with the seventh paragraph of Article L.228-1 of the French Commercial Code has the obligation to provide the reports required by this Article for all the shares held for its account, without prejudice to the obligations of the owners of the shares."

Nineteenth resolution *(Delegation of powers to carry out corporate formalities)* – The Shareholders' Meeting grants all powers to the bearer of an original, a copy or extract from these minutes to carry out all required legal formalities.

* * *

To be entitled to participate, to be represented at the meeting or to vote by mail:

- owners of registered shares must be recorded in the Company register, at least two days before the date of the meeting;

- owners of shares held in bearer form must send to Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312

Nantes Cedex 3, within the same two day-period, a certificate certifying from the approved intermediary in charge of managing their securities that the shares are frozen.

You are reminded that each share is entitled to one vote, and that double voting rights are assigned to shares which have been registered to the same shareholder for at least four years.

Instead of participating personally in the meeting, shareholders may choose one of the following options:

a) Give a proxy to their spouse or to another shareholder;

b) Send a proxy to the company without indicating the name of an agent;

c) Vote by mail.

A form for voting by proxy or by mail will be sent to the owners of registered shares. Owners of shares held in bearer form may also obtain these forms from the head office of the company or from Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes Cedex 3 by making their request in writing, at least 6 days before the date of the shareholder's meeting. This form must be returned in the same manner so that Société Générale receives it not later than three days before the meeting. Shareholders who have voted by mail may not participate directly in the shareholder meeting, or be represented by proxy.

The Board of Directors